Filed by Calyxt, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Calyxt, Inc.

Commission File No.: 001-38161

In February 2023, Cibus Global, LLC posted the following article on the “News” tab of its website:

6 SAN DIEGO BUSINESS JOURNAL www.sdbj.com JANUARY 30, 2023 Cibus ‘Cements’ Itself as ‘Industry Leader’ with Calyxt merger BIOTECH: Combined Companies Will Lead In Gene-Edited Ag, Sustainable Ingredients By JEFF CLEMETSON San Diego-based Cibus in positioning itself as the global leader in precision gene editing in agriculture and sustainable low carbon ingredients. On Jan. 17, Cibus announced it had entered into a definitive merger agreement with Minnesota-based Calyxt (Nasdaq:CLXT) under which Calyxt and Cibus will merge in an all-stock transaction. The merger will create a new company called: Cibus Inc; that combines the two pioneers in agriculture-based gene editing and establishes ne of the world’s most sophisticated facilities plateforms for trait development and next-generation plant breeding. “It is an important momenent in the growth of agricultural gene editing as a business.” Said Cibus co-founder and CEO Rory Riggs, adding that, “the scientists associated with Cibus and Calyxt were the leader in the earliest intellectual property in gene editing in plants. This merger brings together these leading pioneers.” Riggs added that “the merger cements Cibus’ position as the industry leader both it its underlying technology, facilities and its pipeline of products.” Complementary Science Although each company’s scientific efforts in plant-based biology complement each other, they each have specialized in different areas. The key focus of Cibus’ patented gene editing plateform, the Rapid Trait Development System (RTDS), in the development of a new class of productivity traits in seeds addressing the sustainability of farming by increasing crop yields and reducing use of fungicides, herbicides, pesticides and fertilizers, Calyxt, on the other hand, uses gene editing to develop sustainable ingredients using Microorganism and its Plant Cell Matrix (PCM) technology. Renewable low carbon ingredients are central to global industries climate 2040 initiatives to reduce carbon emissions. “Cibus is an excellent strategic fit for Calyxt given our complementary technology platforms, and the merger provides a great opportunity to leverage multiple synergies to drive innovation and shareholder value,” said Calyxt President and CEO Michael A. Carr. “I am deeply proud of the significant accomplishment to further science in significant ways” Soon To be Public Under the terms of the merger agreement, Calyxt will issue shares of its common stock to Cibus shareholders in an exchange ratio such that upon completion of the merger, Cibus shareholders will receive 95% of combined company and Calyxt shareholers will own approximately 5%, of the combined company, subject to adjustments permitted by the merger agreement. Cibus has a broad pipeline of productivity traits and collaborations with several leading seed companies. It is currently launching three productivity traits: one in canola two in rice with transfers to customers for commercialization beginning in the first half of 2023. Calyxt has made significant progress in its PCM technology. Upon closing of the transaction, which Riggs expects will happen in April of this year, the combined company will be renamed Cibus Inc. and will trade on the Nasdaq Capital market. The current Cibus management team will lead the new combined organization with Riggs assuming the roles of chairman of the board of directors and CEO. The new public company will be headquartered in San Diego. “Cibus in going to continue to be a San Diego company and a leader in its biotechnology sector for a long time,” Riggs said. A very Big Year Ahead Even without the merger and becoming in public company in the process of it, Cibus was already expecting a very big year ahead. “We believe 2023 will be a transformative year for Cibus due to many of our major accomplishments that are coming to fruition this year,” Riggs said. In early spring, Cibus’ “trait machine” – a seed production process in a stand-alone facility – is expected to be fully operational. The company is also preparing to transfer its first product – a pod shatter reduction trait in canola for five different seed companies, Cibus is also preparing to transfer two different herbicides resistance traits in rice for the leading North American rice seed company. Each of the three developed traits have been determined not to be regulated articles through the USDA’s “AM I Regulated” process, which was replaced with Cibus page 34 Cibus from page 6 the SECURE Rule’s confirmation process. And although the seed traits have yet to garner approval in Europe, that is another milestone Cibus expects to reach this year. “The successful development and transfer of these first traits to our customers will be an important milestone in the gene editing industry,” Riggs said. “It will also be a major commercial milestone in the growth of Cibus.” “2023 is also expected to be an important year for the regulations covering gene-editing in agriculture with the European Commission and many other countries reviewing their laws for regulating certain new genomic techniques, “ said peter Beetham, president and chief operating officer of Cibes, “Notably, the UK is on course to introduce new laws broadly consistent with the laws from a growing list of important trading nations including the United States, Canada, Argentina, Brazil and Japan.” The European Commision in also expected to rule on gene-edited seeds this summer, potentially overturning a previous decision to lump gene-edited seed with genetically modified (GMO) seeds, even though gene edited seeds lack the inserted foreign DNA that is the hallmark of GMO Plants and seeds. “These regulatory changes, if adopted, promise to enable more open and fair trade in agriculture for these new technologies and encourage reserch and innovation, greatly increasing the potential of gene editing to contribute globally to sustainable agriculture, food security and climate resilience,” Beetham added. “This merger positions the combined companies to be a leader in this important new industry and to accelerate our progress.”

Cautionary Statement Regarding Forward-Looking Statements

The information included in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of present or historical fact included herein, regarding the transactions, the ability of the parties to the merger agreement to consummate the transactions, the benefits of the transactions, the combined company’s future performance following the transactions, and the potential for global regulatory developments, as well as Calyxt’s, Cibus’ and the combined company’s respective strategies, future operations, financial positions, prospects and plans as well as the objectives of management are forward-looking statements. Words such as “expects,” “continues,” “may,” “will,” “approximately,” “intends,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on the current expectations and assumptions of Cibus’ and Calyxt’s management about future events and are based on currently available information as to the outcome and timing of future events. Forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Calyxt and Cibus. These risks include, but are not limited to, (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to obtain stockholder approval of matters related to the proposed transactions in a timely manner or at all, (ii) uncertainties as to the timing of the consummation of the proposed transactions, (iii) risks related to Calyxt’s capital resources and the ability of Calyxt and Cibus, respectively, to correctly estimate and manage their respective operating expenses and expenses associated with the proposed transactions, (iv) risks related to Calyxt’s continued listing on the Nasdaq Capital Market until closing of the proposed transactions, (v) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results; (vi) uncertainties regarding the impact that any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (vii) the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (viii) the possible effect of the announcement, pendency or completion of the merger on Calyxt’s or Cibus’ business relationships, operating results and business generally; (ix) risks related to unexpected costs related to the merger; (x) the potential for, and uncertainty associated with the outcome of, any legal proceedings that may be instituted against Calyxt or Cibus or any of their respective directors or officers related to the merger agreement or the transactions contemplated thereby; (xi) risks associated with the ability of Calyxt and Cibus to protect their respective intellectual property rights; (xii) the potential impact of competitive responses to the proposed transactions and changes in expected or existing competition; (xiii) the possibility that Calyxt, Cibus or the combined company may be adversely affected by other economic, business, or competitive factors; (xiv) risks associated with the loss of key employees of Calyxt or Cibus; (xv) risks associated with changes in applicable laws or regulations and the potential impact of such changes on Calyxt’s, Cibus’ or the combined company’s ability to advance product development and commercialization; and (xvi) other risks and uncertainties identified from time to time in documents filed or to be filed with the SEC by Calyxt or the combined company, including those discussed in the “Risk Factors” section of Calyxt’s Annual Report on Form 10-K, which was filed with the SEC on March 3, 2022, and Quarterly Reports on Form 10-Q, which were filed with the SEC on August 4, 2022 and November 3, 2022, respectively. Should one or more of the risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. In addition, the forward-looking statements included in this communication represent Calyxt’s and Cibus’ views as of the date hereof. Calyxt and Cibus anticipate that subsequent events and developments will cause the respective company’s views to change. Calyxt and Cibus specifically disclaim any obligation to update such forward-looking statements in the future, except as required under applicable law. These forward-looking statements should not be relied upon as representing Calyxt’s or Cibus’ views as of any date subsequent to the date hereof.

Important Additional Information

In connection with the proposed transactions, Calyxt has filed materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Form S-4”), which includes a proxy statement of Calyxt for the stockholders of Calyxt and that will serve as a prospectus of Calyxt and an information statement of Cibus, and other documents relating to the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS, INCLUDING THE FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALYXT, CIBUS AND THE PROPOSED TRANSACTIONS. After the Form S-4 is declared effective, the definitive proxy statement included in the Form S-4 will be mailed to Calyxt stockholders as of a record date to be established for voting on the matters to be considered at the Calyxt special meeting of stockholders being held in connection with the transactions. The Form S-4, the proxy statement/prospectus included therein, and other materials filed by Calyxt with the SEC may be obtained free of charge from the SEC’s website (www.sec.gov) or from Calyxt by directing a request to: Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113.

Participants in the Solicitation

Calyxt, Cibus and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Calyxt is set forth in Calyxt’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 3, 2022, and its definitive proxy statement for its 2022 Annual Meeting of Shareholders, which was filed with the SEC on April 19, 2022.

Other information regarding persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation and a description of their interests in the transaction, by security holdings or otherwise, are included in the proxy statement/prospectus included in the Form S-4 and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Calyxt or the SEC’s website, as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Calyxt, Cibus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, a public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.